Mail Stop 4561

July 16, 2009

Mr. Kenneth W. Bell
Chief Executive Officer
Pacific Webworks, Inc.
230 West 400 South
Salt Lake City, Utah 84111

> **Re: Pacific Webworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26731**

Dear Mr. Bell:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief